SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Paragon Trade Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69912K206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 17, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69912K206

1.    Name of Reporting Person:  Ontario Teachers' Pension Plan Board

2.    Check the Appropriate Box if a Member of a Group*

      (a)      [ ]

      (b)      [X]

3.    SEC Use Only

4.    Source of Funds:  Not applicable.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  Ontario, Canada

           Number of         7.    Sole Voting Power:               none
            Shares
         Beneficially        8.    Shared Voting Power:             none
        Owned By Each
          Reporting          9.    Sole Dispositive Power:          none
         Person With
                             10.   Shared Dispositive Power:        none

11.   Aggregate Amount Beneficially Owned by Each Reporting Person: none

12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.   Percent of Class Represented by Amount in Row (11): 0%

14.   Type of Reporting Person: EP

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D dated January 28, 2000, as amended by Amendment No. 1 to Schedule 13D dated December 10, 2001 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Paragon Trade Brands, Inc., a Delaware corporation ("Paragon"), whose principal executive office is located at 180 Technology Parkway, Norcross, Georgia 30092. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. All references to "the Board" in the Schedule 13D are hereby replaced with "Teachers."


Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraph after the third paragraph:

         "On January 17, 2002, the Stock Sale and the Merger contemplated by the Sale Agreement were consummated. Pursuant to the Stock Sale, Acquisition purchased from Teachers and the other sellers all of their respective shares of Paragon Common Stock. As a result, Teachers does not hold any shares of Paragon Common Stock."

Item 5. Interest in Securities of the Issuer.

         The response set forth in Item 5 of Schedule 13D is hereby amended as follows:

         (i) by adding the following after the first paragraph of (a) and (b):

         "As set forth above, as of January 17, 2002, Teachers beneficially owns 0 shares of Common Stock, representing 0% of outstanding Common Stock."

         (ii) by deleting the response to (c) of Item 5 in its entirety and replacing it with the following:

         "Except as set forth above, no person identified in Item 2 hereof has effected any transaction in the Common Stock during the 60 days preceding January 17, 2002."

         (iii) by adding the following after the first sentence of the response to (d) of Item 5:

         "Pursuant to the Sale Agreement, on January 17, 2002, CIP and PTBA sold to Acquisition all of their shares of Paragon Common Stock."

         (iv) by deleting the response to (e) of Item 5 in its entirety and replacing it with the following:

         "(e) Upon the closing of the Sale Agreement on January 17, 2002, Teachers ceased to be the beneficial owner of more than five percent of Common Stock."

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 25, 2002

                                    ONTARIO TEACHERS' PENSION PLAN BOARD


                                    /s/ Roger Barton
                                    ----------------------------
                                    Name:  Roger Barton
                                    Title: Vice President, General Counsel
                                           and Secretary

                                   SCHEDULE A

         Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

                         Residence or               Principal Occupation

Name                  Business Address              Employment
----                  ----------------              ----------

Claude Lamoureux     5650 Yonge Street          President and Chief Executive
                     5th Floor                  Officer of Teachers
                     Toronto, Ontario
                     M2M 4H5

Robin Korthals       Royal Trust Tower           Chair
(Chairperson)        Toronto Dominion Centre
                     77 King Street West
                     Suite 4545
                     Toronto, Ontario
                     M5K 1K2

Jalynn Bennett       247 Davenport Road         President of Jalynn H. Bennett
(Director)           Suite 303                  Associates, a strategic planning
                     Toronto, Ontario           consulting firm whose principal
                     M5R 1J9                    business address and office are
                                                the same as for Ms. Bennett

Ann Finlayson        440 Markham Street         Self-employed journalist,
(Director)           Toronto, Ontario           speaker, freelance editor and
                     M6G 2L2                    consultant

Lucy Greene          1736 Caughey Lane          Retired Human Resources
(Director)           Penetang, Ontario          Executive for Sun Life Assurance
                     L9M 1X4                    Company of Canada

Geof Clarkson        P.O.  Box 251              Retired Partner with Ernst
(Director)           Toronto-Dominion Centre    & Young
                     Toronto, Ontario
                     M5K 1J7

Gary Porter          820-439 University Ave.    Self-employed Chartered
(Director)           Toronto, Ontario           Accountant
                     M5G 1Y8

Ralph Lean, Q.C.     Cassels Brock & Blackwell  Corporate & Commercial Lawyer
(Director)           40 King Street West
                     Suite 2100
                     Toronto, Ontario
                     M5H 3C2

John S. Lane, C.F.A. 77 Dawlish Avenue          Retired Senior Vice President,
(Director)           Toronto, Ontario           Investments Sun Life Assurance
                     M4N 1H2                    Company of Canada

Guy Matte            681, Chemin Belfast        Secretaire General
(Director)           Ottawa, Ontario
                     K1G 0Z4

Robert Bertram       5650 Yonge Street          Executive Vice President,
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M-4H5

Allan Reesor         5650 Yonge Street          Executive Vice President, Member
                     5th Floor                  Services and Chief Information
                     Toronto, Ontario           Officer of Teachers
                     M2M-4H5

John Brennan         5650 Yonge Street          Vice President, Human Resources
                     5th Floor                  and Public Affairs of Teachers
                     Toronto, Ontario
                     M2M-4H5

Andrew Jones         5650 Yonge Street          Vice President, Finance of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M-4H5

Peter Maher          5650 Yonge Street          Vice President, Audit Services
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Roger Barton         5650 Yonge Street          Vice President, General Counsel
                     5th Floor                  and Secretary of Teachers
                     Toronto, Ontario
                     M2M-4H5

Rosemarie McClean    5650 Yonge Street          Vice President, Client Services
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Morgan McCague       5650 Yonge Street          Senior Vice President,
                     5th Floor                  Quantitative Investments of
                     Toronto, Ontario           Teachers
                     M2M-4H5

Marcus Dancer        5650 Yonge Street          Vice President, Quantitative
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M-4H5

Neil Petroff         5650 Yonge Street          Senior Vice President,
                     5th Floor                  International Equity Indexes,
                     Toronto, Ontario           Fixed Income and Foreign
                     M2M-4H5                    Exchange of Teachers

Brian Gibson         5650 Yonge Street          Senior Vice President, Active
                     5th Floor                  Equities of Teachers
                     Toronto, Ontario
                     M2M-4H5

Dean Metcalf         5650 Yonge Street          Vice President, Merchant Banking
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Leo de Bever         5650 Yonge Street          Senior Vice President, Research
                     5th Floor                  & Economics of Teachers
                     Toronto, Ontario
                     M2M-4H5

Russ Bruch           5650 Yonge Street          Vice President, Research &
                     5th Floor                  Economics of Teachers
                     Toronto, Ontario
                     M2M-4H5

Phil Nichols         5650 Yonge Street          Vice President, MIS Member
                     5th Floor                  Services of Teachers
                     Toronto, Ontario
                     M2M-4H5

Sean Rogister        5650 Yonge Street          Vice President, Fixed Income of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M-4H5

Barbara Zvan         5650 Yonge Street          Vice President, Asset Mix & Risk
                     5th Floor                  Management, Research & Economics
                     Toronto, Ontario           of Teachers
                     M2M-4H5

Wayne Kozun          5650 Yonge Street          Vice President, TAA & Real
                     5th Floor                  Return, Research & Economics of
                     Toronto, Ontario           Teachers
                     M2M-4H5

Bruce Ford           5650 Yonge Street          Vice President, International
                     5th Floor                  Equity Indices & Foreign
                     M2M-4H5                    Exchange of Teachers
                     Toronto, Ontario


Mark MacDonald      5650 Yonge Street          Vice President, Merchant Banking
                    5th Floor                  of Teachers
                    Toronto, Ontario
                    M2M-4H5

Ron Mock            5650 Yonge Street          Vice President, Alternative
                    5th Floor                  Investments of Teachers
                    Toronto, Ontario
                    M2M-4H5

Jim Leech           5650 Yonge Street          Senior Vice President, Merchant
                    5th Floor                  Banking of Teachers
                    Toronto, Ontario
                    M2M-4H5